May 6, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Re:	Nexvet Biopharma public limited company

Amendment No. 1 to Registration Statement on Form S-3

File No. 333-210876

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Nexvet Biopharma public limited company (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statements to 5:00 p.m., Eastern Standard Time, on Monday, May 9, 2016, or as soon thereafter as practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, such declaration does not foreclose the Commission from taking any action with respect to the filings;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Andrew Ledbetter of DLA Piper LLP (US) with any questions or comments at (206) 839-4845. Thank you for your assistance with this filing.

Very truly yours,

Nexvet Biopharma, public limited company

By:	/s/ Damian Lismore
Name:	Damian Lismore
Title:	Chief Financial Officer